November 28, 2016

Equity One Net Invest Inc.

942 Windmere Drive NW

Salem, OR 97304

To the Chief Executive Officer and Chief Financial Officer:

We are acting as counsel to Equity One Net Invest Inc. (the Company) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to$2 million of shares of the Company ´s Common Stock.

In connection with the opinion contained herein, we have examined the offering circular, the certificates of incorporation and bylaws, the minutes of meetings of the Company ´s board of directors, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Common Stock being sold pursuant to the offering statement will be duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable. No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

McAllister, Davis & Goldstein

/s/ McAllister, Davis & Goldstein Inc. (New York)

McAllister, Davis & Goldstein Inc. (New York)

McAllister, Davis & Goldstein LLP (London)

Attorneys At Law

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